EXHIBIT 2.5

                            FIRST AMENDMENT TO BYLAWS

                                       OF

                            ADVANCED BIOTHERAPY, INC.
                             A DELAWARE CORPORATION

1. Committees of the Board of Directors. Section 3.13. is deleted in its ------------------------------------ entirety and replaced as follows, effective as of September 25, 2003:

      "Section 3.13. COMMITTEES OF THE BOARD OF DIRECTORS. To the full extent permitted by applicable law, the Board of Directors may from time to time establish committees, including, but not limited to, standing or special committees and an executive committee with authority and responsibility of the Board of Directors including, without limitation, to act as signatories on Corporation bank or similar accounts and with authority to choose attorneys for the Corporation and direct litigation strategy, which committees shall have such duties and powers as are authorized by these Bylaws or by the Board of Directors. Any such committee, to the extent provided in the resolution of the Board of Directors, or in this Section
      3.13 of these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, provided that no such committee shall have the power or authority in reference to the following matters: (i) approving, or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to the stockholders for approval; or (ii) adopting, amending, or repealing any bylaw of the Corporation. Committee members, and the chairman of each committee, shall be appointed by the Board of Directors. The Chairman of the Board, in conjunction with the several committee chairmen, shall make recommendations to the Board of Directors for its final action concerning members to be appointed to the several committees of the Board of Directors. Any member of any committee may be removed at any time with or without cause by the Board of Directors. Vacancies which occur on any committee shall be filled by a resolution of the Board of Directors. If any vacancy shall occur in any committee by reason of death, resignation, disqualification, removal or otherwise, the remaining members of such committee, so long as a quorum is present, may continue to act until such vacancy is filled by the Board of Directors. The Board of Directors may, by resolution, at any time deemed desirable, discontinue any standing or special committee. Members of standing committees, and their chairmen, shall be elected yearly at the regular meeting of the Board of Directors which is held immediately following the annual meeting of stockholders. The provisions of Sections 3.07, 3.08, 3.09 and 3.10 of these Bylaws shall apply, altered where necessary, to any such Committee of the Board of Directors."

      [Certificate of Officers on Next Page]

                             CERTIFICATE OF OFFICERS

      We, the undersigned, Edmond F. Buccellato and Thomas J. Pernice, do hereby certifiy:

      (1) That we are the duly  elected  and  acting  President  and  Secretary,
respectively,   of  Advanced  Biotherapy,  Inc.,  a  Delaware  corporation  (the
"Corporation"); and

      (2) That the foregoing amendment to Section 3.13 of the Bylaws of the Corporation was adopted by action of the Board of Directors of the Corporation during a meeting held on September 25, 2003, in accordance with the Corporation's Certificate of Incorporation and Delaware General Corporation Law
Section 109.

      IN WITNESS WHEREOF, we have executed this Certificate of Amendment of the Bylaws of the Corporation as of this 25th day of September, 2003.


/s/ Edmond F. Buccellato                 /s/ Thomas J. Pernice
--------------------------------         ------------------------------
Edmond F. Buccellato, President          Thomas J. Pernice, Secretary
and Chief Executive Officer

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